UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, June 13, 2019

B3 S.A. – Brasil, Bolsa, Balcão (São Paulo Stock Exchange)

To:      Ms. Ana Lúcia da Costa Pereira

Superintendence of Listings and Supervision and Offerors

c.c.:

CVM – Comissão de Valores Mobiliários (Brazilian Securities Commission)

To:      Mr. Fernando Soares Vieira – Superintendent of Corporate Relations

Mr. Francisco José Bastos Santos – Superintendent of Market and Intermediary Relations

Re.: Official Letter 463/2019-SLS

Request for clarification regarding news published in the press

Dear Sirs,

Regarding the Official Letter 463/2019-SLS sent by B3 S.A. – Brasil, Bolsa, Balcão (“Official Letter”), which requests that Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) offer clarification regarding an article published in the press by Agência Estado – Broadcast, on June 12, 2019, under the title “Oi receives two offers to sell its stake in Unitel” (“Oi recebe duas propostas para vender participação na Unitel”) as transcribed below, the Company hereby clarifies as follows:

“June 12, 2019

463/2019-SLS

OI S.A. – In Judicial Reorganization

To: Carlos Augusto Machado Pereira de Almeida Brandão

Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro                                                                                                                    www.oi.com.br

Re.: Request of clarification regarding news published in the press

Dear Sirs,

In a news article published by Agência Estado – Broadcast on 6/12/2019, titled “Oi receives two offers to sell its stake in Unitel”, it is stated, among other information, that:

1.         Oi received two offers to sell its 25% stake in Unitel, Angola’s largest mobile phone operator;

2.         One of the offers was made by a representative of Isabel dos Santos, who holds a 25% stake in Unitel. The offer consisted of US$ 850 million, in installments, with potential cash payment of a defined amount adjusted to a present value;

3.         The other offer was made by a representative of Sonangol, a state-owned Angolan oil company which also holds a 25% stake in Unitel. The offer consisted of a US$ 1 billion cash payment;

4.         The offers also cover the credits related to the dividend payments owed by Unitel to Oi, certain rights held by Oi pursuant to a Feb. 2019 arbitration award, and Oi’s equity interest in Multitel - Serviços de Telecomunicações Ltda.

We request clarifications on the abovementioned items by June 13, 2018, with or without your confirmation, as well as other information deemed important.”

In this regard, the Company clarifies that, as already announced to the market, and even provided for, in the Oi Group Judicial Reorganization Plan, it intends to dispose of its indirect stake in the Angolan telecommunications company Unitel S.A. (“Unitel”), as well as in other non-core assets.

In that sense, it is usual to have conversations with potential buyers.

Nevertheless, Oi clarifies that it has not received any proposal from Sonangol and that there is no finalized negotiation.

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro                                                                                                                    www.oi.com.br

Finally, it should be pointed out that eventual disposal will be subject to the prior approval of the Company’s Board of Directors and, furthermore, conditioned to the approval of the 7th Business Court of Rio de Janeiro, after prior submission to the Public Prosecutor’s Office.

Given that these are the considerations we had with regard to the Office, we are at your disposal for further clarification.

Regards,

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro                                                                                                                    www.oi.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer